                                                    2022
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Period Ended October 3, 2022

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

U. S. Steel Tubular Services Savings Plan
Index to Financial Statements and Supplementary Information
October 3, 2022, and December 31, 2021

Page (s)

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms “Corporation,” “Company,” “U. S. Steel” and “United States Steel” when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term “Plan” when used herein refers to U. S. Steel Tubular Services Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of U.S. Steel Tubular Services Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of U.S. Steel Tubular Services Savings Plan (the “Plan”) as of October 3, 2022, and December 31, 2021, and the related statement of changes in net assets available for benefits for the period from January 1, 2022 to October 3, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 3, 2022, and December 31, 2021, and the changes in net assets available for benefits for the period from January 1, 2022 to October 3, 2022, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Plan was merged into United States Steel Corporation Savings Fund Plan for Salaried Employees effective October 3, 2022.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
March 31, 2023

We have served as the Plan’s auditor since 2009.

PricewaterhouseCoopers LLP, 301 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

Statements of Net Assets Available for Benefits
($ in thousands)

	October 3,	December 31,
	2022	2021
Assets
Investments:
Investments, at fair value (see Notes 8 & 9)	$—	$13,614
Receivables:
Participant Loans (see Note 7)	—	266
Net assets available for benefits	$—	$13,880
The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
($ in thousands)

Period from January 1, 2022, to October 3, 2022

Additions
Loss on investments:
Interest	$21
Dividends	11
Net depreciation on fair value of investments	(2,723)
Total loss on investments	(2,691)

Contributions received from:
Employers (see Note 1)	189
Participants (including rollovers)	163
Total contributions	352
Total additions	(2,339)

Deductions
Benefit payments directly to participants or beneficiaries	772
Administration expenses	13
Total deductions	785

Net decrease in plan assets before plan transfers	(3,124)

Net transfers out of the plan due to termination and merger (see Note 1a)	(10,756)

Net decrease in plan assets	(13,880)

Net assets available for benefits:
Beginning of year	13,880
End of year	$—
The accompanying notes are an integral part of these financial statements.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
October 3, 2022, and December 31, 2021

1.    Plan description - The following description provides general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), which was a defined contribution plan. The Plan was sponsored by United States Steel Corporation (the "Plan Sponsor") and covered non-union salaried employees of: U. S. Steel Tubular Products, Inc. - Tubular Processing - Houston Operations, U. S. Steel Oilwell Services, LLC - Wheeling Machine Products, U. S. Steel Oilwell Services, LLC - Offshore Operations - Houston, and U. S. Steel Oilwell Services, LLC - Rig Site Services. Eligibility began in the month following the month of hire. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

a.Plan termination and merger - The Plan Sponsor had the right under the Plan to terminate the Plan in whole or in part at any time for any reason. In the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan would be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

After the close of business on October 3, 2022, the Plan was terminated and consolidated into the United States Steel Corporation Savings Fund Plan for Salaried Employees (Savings Fund Plan). The consolidation of the Plan involved several steps. Effective September 30, 2022, eligible employees in the Plan ceased to be eligible for contributions to the Plan and, effective October 1, 2022, became eligible for new contributions, including an enhanced Retirement Account, in the Savings Fund Plan. Effective 11:59 p.m. Eastern time on October 3, 2022, the Plan Sponsor terminated the Plan. (The automatic vesting otherwise required by the termination occurred on September 30, 2022, with the discontinuance of contributions.) Effective after the close of business October 3, 2022, Plan balances were transferred to the Savings Fund Plan. Effective October 1, 2022, eligible employees in the Savings Fund Plan whose account balances were transferred from the Plan to the Savings Fund Plan after the close of business October 3, 2022, were treated as fully vested in the Savings Fund Plan.

The Savings Fund Plan uses the same Trustee, custodian, and recordkeeper as the Plan. The net assets transferred to the Savings Fund Plan were comprised of approximately $10.5 million in investments and $254 thousand in participant loans.
b.Contributions - The Plan received (1) participant contributions (a) as pre-tax, after-tax and/or Roth 401(k) savings, and/or (b) rollover contributions, and (2) employer contributions, as matching contributions and/or non-contributory defined contribution Retirement Account contributions. Each component of contributions is described in further detail below. Eligible employees were able to save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis, as after-tax Roth 401(k) savings or a combination thereof. Other qualified plan limits included:

	2022	2021
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$20,500	$19,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,500	$6,500
Maximum covered compensation [IRC 401(a)(17)]	$305,000	$290,000
Highly Compensated Employee Definition [IRC 414(q)]	$135,000	$130,000

The Plan had an auto-enrollment feature where eligible employees were automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they selected a different pre-tax contribution percentage amount or made an affirmative election not to contribute to the Plan. Additionally, the Plan had an auto-escalation feature where the initial 3 percent pre-tax contribution percentage automatically increased by 1 percent on the enrollment anniversary date each year until the contribution percentage reached 6 percent. Participants were able to, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature was available to all participants, even if they were not automatically enrolled. The annual increase feature applied to Roth 401(k) savings where a participant had a Roth 401(k) savings election but not a pre-tax savings election.

Savings on the first 6 percent of base salary were matched by company contributions on a dollar-for-dollar basis. Matching company contributions, which vested when a participant attained two years of continuous service, were initially invested in United States Steel Corporation common stock, whereas each participating employee had the option of having savings invested in full increments of 1 percent among the active investment options (see Notes 1(g), 8 and 9). Eligible participants could have also contributed amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by any previous employer or a conduit IRA, or from the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003). The Plan allowed direct rollovers of a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee’s previous employers. All investments were participant directed.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
October 3, 2022, and December 31, 2021

Separate investment elections were able to be made for Employee Savings (pre-tax savings, after-tax savings, Roth 401(k) savings, catch-up contributions and Roth 401(k) catch-up contributions), Retirement Account contributions, rollover account contributions and Roth 401(k) rollover account contributions. All contributions were deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited were invested by Fidelity Management Trust Company (the “Trustee”) in the investment options specified by the participants.

Plan participants also participated in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account component, the Employing Companies made contributions equal to 4% of the employee’s monthly base salary to the employee’s account on a monthly basis. Participants became fully vested in the value of the Retirement Account after attaining two years of continuous service. Participants also became fully vested in the value of the Retirement Account upon termination of the Plan with the cessation of contributions on September 30, 2022.

c.Payment of benefits - Participants were permitted to withdraw unmatched after-tax savings at any time. Pre-tax savings and earnings thereon and Roth 401(k) savings and earnings thereon were available only for withdrawal at termination of employment or age 59 ½, except under certain financial hardship conditions. Vested company contributions and earnings were available for withdrawal upon vesting; however, such amounts were not available for in-service withdrawals prior to age 59 ½. A participant’s vested company contributions and matched after-tax savings could not be withdrawn in a partial withdrawal within 24 months after the contribution was made. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) were able to defer distribution until age 70 ½ (age 72 if the participant was born after June 30, 1949). A participant who terminated employment for any reason, and who, on the effective date of termination, had two or more years of continuous service, was entitled to receive his or her entire account balance, including all company contributions. A participant who terminated employment for any reason with less than two years of continuous service forfeited nonvested company contributions unless termination was by reason of permanent layoff, total and permanent disability, involuntary termination of employment under circumstances which would satisfy paragraph 2.1(a) of the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees, or death. Forfeiture occurred as of the date on which the participant (i) incurred five consecutive one-year breaks in continuous service or (ii) if earlier received a distribution of the entire vested portion of his account.

d.Forfeited accounts - Any forfeited nonvested company contributions ($0 thousand in 2022 and $10 thousand in 2021) from either matching company contributions or Retirement Account contributions were credited to the Company and reduced subsequent company contributions required under the Plan. Forfeitures that occurred on or after January 1, 2015, were able to be applied to plan expenses. There were no forfeited nonvested accounts credited against company contributions in 2022. In 2021, company contributions were reduced by $13 thousand from forfeited nonvested accounts. After termination of the Plan, $3 thousand in forfeitures that occurred during 2022 including earnings thereon not used to reduce the amount of matching company contributions or Retirement Account contributions were credited ratably to the accounts of all participants whose balances were transferred to the Savings Fund Plan.

e.Participant accounts - Under the investment transfer provisions, and absent any trade restrictions under Section 16b of the Securities Exchange Act, a participant could have elected to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets were open were processed after markets close that same day. All other transfer requests were processed after markets close on the next day that the stock markets were open. Transfers were permitted on a daily basis but may have been subject to fund-specific restrictions and limited by other pending transfers.

In addition, the Trustee had an excessive trading policy on the mutual funds it offered under the Plan that also applied to certain non-Trustee funds at the request of the applicable fund manager or Plan Sponsor. Final regulations under ERISA section 408(b)(2) required the Trustee to disclose to participants the following information: 1) a description of any compensation that would have been charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return was not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation Plan for Employee Pension Benefits could have been rolled over into an eligible participant's account within 60 days following receipt of the distribution. Eligible participants were also able to roll over assets from the qualified plans of their immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). There were no rollovers into the Plan for 2022. Rollovers into the Plan for 2021 totaled $14 thousand.

f.    Notes receivable from participants - The loan program enabled participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account and the Retiree Health Care Account) subject to certain provisions. The maximum loan amount was $50,000 and the minimum loan amount was $500. Repayments of loans were made in level monthly installments over a period of not less than twelve months or more than 60 months. A

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
October 3, 2022, and December 31, 2021

maximum of two loans could have been outstanding at any one time. The interest rate on loans was the Prime Rate as provided by Reuters as of market close on the last business day of the prior month plus one percent and remained fixed for the duration of the loan. The loans bore interest at rates that ranged from 4.25 to 6.50 percent on loans outstanding at December 31, 2021. Any loans outstanding at the time the Plan was terminated were transferred to the Savings Fund Plan. Prepayment of the entire outstanding loan could have been made at any time without penalty. In the event of a loan default, the loan amount outstanding at that time became subject to taxation. Loans were recorded at net realizable value in the financial statements.

g.    Investment options - Please refer to the Summary Plan Description for details on the investment options that were offered by the Plan.

2.    Accounting policies:

a.Basis of accounting - Financial statements were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.Investment valuation - The Plan’s investments were stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 9).

d.Net appreciation/depreciation - The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e.Investment by the trustee - The Trustee invested any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities were recorded on a trade-date basis.

f.Administrative expenses - An annual administrative fee of $35 was deducted in quarterly increments ($8.75 per quarter) from all participant accounts to cover the Plan's administrative costs. Plan administrative costs may have included legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan.

For one investment option, a quarterly revenue credit was allocated to accounts if held during the prior quarter. Revenue credits may have helped reduce overall net cost to invest and represented the allocation of a portion of the revenue associated with the option based in part on a participant's average daily balance in the fund.

g.Payment of benefits - Benefits were recorded when paid.

h.Income recognition - Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

i.Participant loans - Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income was recorded on the accrual basis. Loans in default were classified as benefit payments to participants based upon the terms of the Plan.

j.Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS were recorded as a liability with a corresponding reduction to contributions.

k.Subsequent events - The Plan has evaluated subsequent events through March 31, 2023, the date on which the financial statements were available to be issued.
3.    Plan amendments - Effective September 30, 2022 (except as otherwise noted), the Plan was amended to authorize: (1) a cessation of contributions (employee and employer) into the Plan, (2) a termination of the Plan effective October 3, 2022 at 11:59 p.m. Eastern time, and (3) a transfer of account balances (including plan loans) from the Plan into the United States Steel Corporation Savings Fund Plan for Salaried Employees effective after the close of business October 3, 2022, as soon as determined feasible by the Plan Administrator, and to make miscellaneous technical corrections and clarifications.

Effective June 30, 2022, the Plan was amended to reflect changes in the name of the target date investment options and to remove obsolete information.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
October 3, 2022, and December 31, 2021

4.     Employer-related investments - Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan were permitted under ERISA.

5.     Tax status - The Internal Revenue Service (IRS) determined and informed the Plan Sponsor by letter dated July 8, 2014, that the Plan, as amended and restated effective January 1, 2013, qualified under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended, and its related trust was exempt from tax under §501(a) of the IRC of 1986, as amended. The Plan was amended subsequent to the amendments taken into account by the IRS in conjunction with its issuance of the July 8, 2014, determination letter. The Plan Sponsor and Tax Counsel for the Plan believed the Plan was designed and was operated in compliance with the applicable requirements of the IRC and therefore, believed that the Plan was qualified through the point of Plan termination, and the related trust was tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor analyzed the tax positions taken by the Plan, and has concluded that as of October 3, 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for the years prior to 2019.

6.     Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

7.Related party and party-in-interest transactions - Certain investments of the Plan were mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualified as party-in-interest transactions. The Trustee collected management fees by offsetting the investment return in an amount as noted by the investment’s expense ratio. Therefore, the Plan was not directly billed for these fees.

Company common stock was available as an investment option to participants. As a result, transactions related to this investment qualify as party-in-interest transactions (See Note 4). Dividends received were $10 thousand for 2022. Purchases and sales for 2022 were $140 thousand and $94 thousand, respectively. The total realized and unrealized losses during 2022 were $276 thousand, and the total realized and unrealized gains during 2021 were $128 thousand.

The Plan also held notes receivable totaling $266 thousand at December 31, 2021, representing participant loans that qualify as party-in-interest transactions. There were no notes receivable from participants at October 3, 2022.

8.Stable value common collective trust - Until its termination, the Plan invested in a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). MIP II is managed by the Trustee and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into “wrap” contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. The Plan’s investment in MIP II was presented at the net asset value of units of a bank collective trust. The net asset value, as provided by the Trustee, was based on the fair value of the underlying investments held by MIP II less its liabilities.

As an investment option in the Plan, there were no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There were no unfunded commitments related to this investment.

9.    Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•Level 2 - Inputs to the valuation methodology include:
▪Quoted prices for similar assets or liabilities in active markets;
▪Quoted prices for identical or similar assets or liabilities in inactive markets;
▪Inputs other than quoted prices that are observable for the asset or liability; and

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
October 3, 2022, and December 31, 2021

▪Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s assets were classified as follows:

Level 1
Interest-bearing cash
Common Stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash was an investment in a short-term money market fund that was valued at $1 per share, which approximates fair value. Common stock was valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds were valued at the daily closing price as reported by the fund. The Plan's mutual funds were open-ended mutual funds registered with the U.S. Securities and Exchange Commission. These funds were required to publish their daily net asset value and to transact at that price. The Plan's mutual funds were deemed to be actively traded.

Common collective trusts were valued at the net asset value of units of the bank collective trust. Refer to Note 8 for a description of the stable value common collective trust. The net asset value was used as a practical expedient to estimate fair value. This practical expedient would not have been used if it was determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) could have occurred daily. If the Plan initiated a full redemption of the collective trust, the issuer reserved the right to require 12 months’ notification in order to ensure that securities liquidations would be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no investments held by the Plan at October 3, 2022.

There were no Level 2 or 3 assets at December 31, 2021.

There were no transfers to Level 3 during the period ended October 3, 2022.

A summary of the Plan’s assets carried at fair value as of December 31, 2021, is shown below.

Investments at Fair Value at December 31, 2021
($ in thousands)
Asset Classes	Total	Quoted Prices (Level 1)
Interest-bearing cash	$6	$6
Common stock	1,514	1,514
Mutual Funds	811	811
Total assets in the fair value hierarchy	$2,331	$2,331
Investments measured at net asset value (a)	11,283
Investments at fair value	$13,614

(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. These investments represent holdings in common collective trusts.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on March 31, 2023.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Tiffany L. Green
Tiffany L. Green,
Comptroller

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

Index to Exhibits

The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP